GALIANO GOLD PROVIDES MIRADANI NORTH

PHASE 3 DRILLING UPDATE

VANCOUVER, BC, Feb. 25, 2021 /PRNewswire/ - Galiano Gold Inc. ("Galiano" or the "Company") (TSX:GAU) (NYSE American: GAU) is pleased to announce a further update from the exploration program underway at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), with the JV managed and operated by Galiano.

The Miradani North target is strategically well located, approximately 10 kilometers south of the Asanko Gold Mine's processing plant on the Datano Mining Lease. A preliminary drilling campaign (Phase 1) was conducted in April 2019 (see news release dated April 30, 2019) which demonstrated encouraging widths of mineralization and grade in multiple parallel zones. A follow-up drill program was completed in Q4 2020 (Phase 2) expanding upon the previous results (see news release dated November 30, 2020). A Phase 3 program of combined step-out and infill drilling to better define mineralization at a 40m x 40m spacing has been ongoing from late 2020 (see news release dated February 1, 2020 and the results below).

Phase 3 Highlights (See Table 1 for full results)1, 3

• 33 holes drilled to date, consisting of 9,285m total (7,769m diamond drill and 1,516m reverse circulation). Assay results are awaited on 11 holes.

• Hole TTDD20-030 intersected 44.33m at 2.04 g/t, including:

o 17.33m at 2.0 g/t from 238.67m, and

o 9m at 3.8 g/t from 274m

• Hole TTDD20-049 intersected 133.3m at 1.44 g/t, including:

o 11m at 1.4 g/t from 189m, and

o 23.32m at 1.8 g/t from 225.18m, and

o 21.9m at 2.7 g/t from 259m, and

o 28.4m at 1.5 g/t from 286m.

• Hole TTDD20-050 intersected 10.1m at 6.0 g/t from 163.5m

• Hole TTDD20-052 intersected 134m at 1.62 g/t, including:

o 22m at 1.4 g/t from 117m, and

o 28.1m at 2.0 g/t from 146m, and

o 16m at 1.0 g/t from 182m, and

o 48m at 2.3 g/t from 203m.

• Hole TTPC20-045 intersected 59.23m at 1.44 g/t, including:

o 20m at 1.5 g/t from 136m, and

o 10.59m at 3.2 g/t from 171.85m, and o 4.23m at 4.4 g/t from 191m.

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"Miradani North continues to deliver exceptional drill results," said Greg McCunn, Chief Executive Officer . "With mineralization now shown to extend to a depth of 250m and still open, we have planned a further six strategic holes to be drilled in March to finalize the Miradani North drilling program ahead of an anticipated maiden resource estimate in Q3 2021. Importantly, we have also started the step-out drilling program to expand our knowledge of the more than 5km long trend that makes up the broader Miradani target."

About Miradani North - Geological Setting

The Miradani North target is situated along the Fromenda shear zone, a laterally extensive structure recognized from airborne VTEM and magnetic surveys and extensively mapped on the ground. The Fromenda shear zone forms part of the prominent northeast striking Asankrangwa gold belt which hosts all nine of AGM’s gold deposits. Numerous historical geochemical anomalies and artisanal workings are associated with this feature, making it an attractive exploration target.

Mineralization at Miradani North is spatially associated with several narrow, sub-vertical granite bodies that have preferentially intruded along a northeast trending corridor. Mineralization occurs in the granite and in the surrounding deformed sandstone, siltstone and phyllite rock package. Stratigraphy and structure are both steeply dipping to the northwest as they do for most of the Asankrangwa Belt gold deposits. Gold mineralization at Miradani North occurs in quartz veins and in association with silica flooding, pyrite, arsenopyrite, and traces of base metal sulfides, within a broader envelope of quartz- sericite-pyrite and carbonate alteration.

Qualified Person and QA/QC

Dr. Paul Klipfel, CPG, Senior Vice President Exploration of Galiano Gold Inc., is a Qualified Person as defined by Canadian NI 43-101 and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Dr. Klipfel is responsible for all aspects of the work including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed. Dr. Klipfel is not independent of Galiano Gold Inc.

Following is a summary of the data verification and QA/QC measures applied to the program. Certified Reference Materials and Blanks are inserted by Galiano Gold into the sample stream at the rate of 1:14 samples. Field duplicates are collected at the rate of 1:30 samples. All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish. Intertek Minerals Ltd. does their own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re-analysed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

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Figure 1. Satellite photo map showing Miradani North, three stages of drill holes, and select results. Intersected granite is shown in pink and is surrounded by steeply dipping, northeast striking, interlayered sandstone, siltstone, and phyllite. Callout boxes highlight the recent intersections discussed above. Sections are at 40m intervals looking NE and commencing from southwest to northeast.

Figure 2. Section 691890 (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. Of note, mineralization in this section attains significant widths and remains open at depth.

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Figure 3. Section 691860 (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. Of note, gold grades continue at depth, with significant width, and again open at depth.

Figure 4. Section 691830 (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. Of note, although narrower than adjacent sections, the gold tenor is similar and is open at depth.

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Figure 5. Section 691800. (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. Mineralization is open at depth.

Figure 6. Section 691771. (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. Although narrowing as the mineralized domain moves north, gold grades are still observed at depth.

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Table 1. Intercepts for Miradani North drilling1,2

Hole ID	From	To	Interval	Grade	Intercept	Year Drilled
	(m)	(m)	(m)	(g/t)

TTPC19-001	87	89	2	3.2	2m @ 3.2 g/t	2019 Phase 1
TTPC19-001	128	141	13	2.6	13m @ 2.6 g/t	2019 Phase 1
TTPC19-001	152	154	2	1	2m @ 1.0 g/t	2019 Phase 1
TTPC19-001	162	172	10	1.1	10m @ 1.1 g/t	2019 Phase 1
TTPC19-001	197	206	9	0.7	9m @ 0.7 g/t	2019 Phase 1
TTPC19-002	68	85	17	1.1	17m @ 1.1 g/t	2019 Phase 1
TTPC19-002	91	107	16	1.7	16m @ 1.7 g/t	2019 Phase 1
TTPC19-002	114	116	2	1.8	2m @ 1.8 g/t	2019 Phase 1
TTPC19-002	120	122	2	1.2	2m @ 1.2 g/t	2019 Phase 1
TTPC19-002	149	152	3	25.5	3m @ 25.5 g/t	2019 Phase 1
TTPC19-002	156	178	22	1.2	22m @ 1.2 g/t	2019 Phase 1
TTPC19-002	189	228	39	1.8	39m @ 1.8 g/t	2019 Phase 1
TTPC19-004	32	38	6	0.6	6m @ 0.6 g/t	2019 Phase 1
TTPC19-004	84	88	4	1	4m @ 1.0 g/t	2019 Phase 1
TTPC19-004	105	107	2	1.9	2m @ 1.9 g/t	2019 Phase 1
TTPC19-004	150	152	2	1.1	2m @ 1.1 g/t	2019 Phase 1
TTPC19-004	160	174	14	0.8	14m @ 0.8 g/t	2019 Phase 1
TTPC19-004	182	189	7	1.5	7m @ 1.5 g/t	2019 Phase 1
TTPC19-004	199	211	12	1.4	12m @ 1.4 g/t	2019 Phase 1
TTPC19-005	229	231	2	1	2m @ 1.0 g/t	2019 Phase 1
TTPC19-005A	294	296.5	2.5	1	2.5m @ 1.0 g/t	2019 Phase 1
TTPC19-005A	307	309.3	2.3	0.8	2.3m @ 0.8 g/t	2019 Phase 1
TTPC19-005A	312.7	321	8.27	1.1	8.27m @ 1.1 g/t	2019 Phase 1
TTPC19-005A	342	353	11	1.2	11m @ 1.2 g/t	2019 Phase 1
TTPC19-005A	357	377.75	20.75	1.4	20.75m @ 1.4 g/t	2019 Phase 1
TTPC19-005A	389.5	399	9.5	0.7	9.5m @ 0.7 g/t	2019 Phase 1
TTPC19-005A	402.7	416.9	14.2	0.5	14.2m @ 0.5 g/t	2019 Phase 1
TTPC19-006A	17	19	2	0.6	2m @ 0.6 g/t	2019 Phase 1
TTPC19-006A	36	39	3	1.7	3m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	182	193.8	11.8	1.7	11.8m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	201	203	2	0.8	2m @ 0.8 g/t	2019 Phase 1
TTPC19-006A	242	264.9	22.9	1.5	22.9m @ 1.5 g/t	2019 Phase 1
TTPC19-006A	270.6	275	4.4	9.2	4.4m @ 9.2 g/t	2019 Phase 1
TTPC19-006A	280.6	297	16.4	2.4	16.4m @ 2.4 g/t	2019 Phase 1
TTPC19-006A	305.1	309.3	4.2	1.7	4.2m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	315	319.1	4.1	2.2	4.1m @ 2.2 g/t	2019 Phase 1
TTPC19-008	90	94.8	4.8	1.4	4.8m @ 1.4 g/t	2019 Phase 1
TTPC19-008	98.2	108	9.83	2.3	9.83m @ 2.3 g/t	2019 Phase 1

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TTPC19-008	113.6	122	8.45	1.8	8.45m @ 1.8 g/t	2019 Phase 1
TTPC19-008	187	198	11	2.1	11m @ 2.1 g/t	2019 Phase 1
TTPC19-008	202	244.6	42.6	2.2	42.6m @ 2.2 g/t	2019 Phase 1
TTPC19-008	248.7	259	10.3	2.2	10.3m @ 2.2 g/t	2019 Phase 1
TTPC19-008	270.9	273	2.1	1.3	2.1m @ 1.3 g/t	2019 Phase 1
TTPC19-009	80	84.3	4.3	2.3	4.3m @ 2.3 g/t	2019 Phase 1
TTPC19-009	99	155	56	3	56m @ 3.0 g/t	2019 Phase 1
TTPC19-009	166	173	7	0.8	7m @ 0.8 g/t	2019 Phase 1
TTPC19-009	192	200.53	8.53	1.2	8.53m @ 1.2 g/t	2019 Phase 1
TTPC19-009	204.5	223.2	18.74	1.1	18.74m @ 1.1 g/t	2019 Phase 1
TTPC19-009	234	239	5	0.4	5m @ 0.4 g/t	2019 Phase 1
TTPC19-010	145	151	6	1	6m @ 1.0 g/t	2019 Phase 1
TTPC19-010	175.5	181	5.5	0.8	5.5m @ 0.8 g/t	2019 Phase 1
TTPC19-010	192.4	229	36.6	2	36.6m @ 2.0 g/t	2019 Phase 1
TTPC19-010	244.8	251	6.2	0.8	6.2m @ 0.8 g/t	2019 Phase 1
TTPC19-010	257.7	264	6.3	0.5	6.3m @ 0.5 g/t	2019 Phase 1
TTPC19-010	268	270.3	2.3	0.8	2.3m @ 0.8 g/t	2019 Phase 1
TTPC19-010	288.8	295.2	6.4	1.4	6.4m @ 1.4 g/t	2019 Phase 1
TTDD20-019	263	265.8	2.75	0.3	2.75m @ 0.3 g/t	2020 Phase 2
TTDD20-019	301	303	2	1.5	2m @ 1.5 g/t	2020 Phase 2
TTPC20-022	288	290	2	2	2m @ 2.0 g/t	2020 Phase 2
TTPC20-022	301.3	304.5	3.2	1.7	3.2m @ 1.7 g/t	2020 Phase 2
TTPC20-022	382	389	7	1.5	7m @ 1.5 g/t	2020 Phase 2
TTPC20-026	19	28	9	2.5	9m @ 2.5 g/t	2020 Phase 2
TTDD20-027	0	2.3	2.3	0.6	2.3m @ 0.6 g/t	2020 Phase 2
TTDD20-027	5.5	11.4	5.9	0.7	5.9m @ 0.7 g/t	2020 Phase 2
TTDD20-027	177.4	181.8	4.38	0.6	4.38m @ 0.6 g/t	2020 Phase 2
TTDD20-027	302.1	305	2.9	5	2.9m @ 5.0 g/t	2020 Phase 2
TTDD20-029	183	192	9	1.6	9m @ 1.6 g/t	2020 Phase 2
TTDD20-029	241	250	9	0.5	9m @ 0.5 g/t	2020 Phase 2
TTDD20-029	257.7	261.9	4.22	0.5	4.22m @ 0.5 g/t	2020 Phase 2
TTDD20-029	272	285	13	1.6	13m @ 1.6 g/t	2020 Phase 2
TTDD20-032	0	8.1	8.1	0.6	8.1m @ 0.6 g/t	2020 Phase 2
TTDD20-032	188.2	201.4	13.24	1.7	13.24m @ 1.7 g/t	2020 Phase 2
TTDD20-032	232.9	240.1	7.29	4.5	7.29m @ 4.5 g/t	2020 Phase 2
TTDD20-032	244	253	9	0.8	9m @ 0.8 g/t	2020 Phase 2
TTDD20-032	266	272	6	2.3	6m @ 2.3 g/t	2020 Phase 2
TTDD20-032	301.1	309	7.91	1.6	7.91m @ 1.6 g/t	2020 Phase 2
TTDD20-032	325	337	12	0.6	12m @ 0.6 g/t	2020 Phase 2
TTDD20-032	342	358.7	16.7	6.3	16.7m @ 6.3 g/t	2020 Phase 2
TTPC20-024	86	126	40	2.1	40m @ 2.1 g/t	2020 Phase 3

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TTPC20-024	134	146.6	12.6	2.4	12.6m @ 2.4 g/t	2020 Phase 3
TTPC20-024	153.2	155.4	2.24	0.6	2.24m @ 0.6 g/t	2020 Phase 3
TTPC20-024	167	176	9	1.8	9m @ 1.8 g/t	2020 Phase 3
TTPC20-024	181	189.1	8.09	0.9	8.09m @ 0.9 g/t	2020 Phase 3
TTPC20-024	193	195	2	5.1	2m @ 5.1 g/t	2020 Phase 3
TTPC20-024	210.5	227	16.5	1.1	16.5m @ 1.1 g/t	2020 Phase 3
TTDD20-025	165	172.2	7.16	0.8	7.16m @ 0.8 g/t	2020 Phase 3
TTPC20-028	232	241	9	0.6	9m @ 0.6 g/t	2020 Phase 3
TTPC20-028	287	306	19	2.2	19m @ 2.2 g/t	2020 Phase 3
TTDD20-030	238.7	256	17.33	2	17.33m @ 2.0 g/t	2020 Phase 3
TTDD20-030	274	283	9	3.8	9m @ 3.8 g/t	2020 Phase 3
TTDD20-030	291	294	3	2.3	3m @ 2.3 g/t	2020 Phase 3
TTDD20-030	299	308	9	0.6	9m @ 0.6 g/t	2020 Phase 3
TTPC20-033	56	60	4	1.1	4m @ 1.1 g/t	2020 Phase 3
TTPC20-033	66	84	18	1	18m @ 1.0 g/t	2020 Phase 3
TTPC20-033	249.46	252.15	2.69	2.4	2.69m @ 2.4 g/t	2020 Phase 3
TTPC20-033	268.8	286.1	17.3	1.2	17.3m @ 1.2 g/t	2020 Phase 3
TTPC20-033	298.35	300.61	2.26	1.3	2.26m @ 1.3 g/t	2020 Phase 3
TTPC20-033	334.44	347	12.56	0.7	12.56m @ 0.7 g/t	2020 Phase 3
TTPC20-033	362.9	365.5	2.6	2.5	2.6m @ 2.5 g/t	2020 Phase 3
TTPC20-034	104	112	8	2.5	8m @ 2.5 g/t	2020 Phase 3
TTPC20-034	148	154	6	1	6m @ 1.0 g/t	2020 Phase 3
TTPC20-034	175.1	191.4	16.3	3	16.3m @ 3.0 g/t	2020 Phase 3
TTPC20-034	200.2	202.7	2.5	0.6	2.5m @ 0.6 g/t	2020 Phase 3
TTPC20-035	73	76	3	3.9	3m @ 3.9 g/t	2020 Phase 3
TTPC20-035	90	97	7	0.6	7m @ 0.6 g/t	2020 Phase 3
TTPC20-035	106	119	13	1.4	13m @ 1.4 g/t	2020 Phase 3
TTPC20-035	125	134	9	1.1	9m @ 1.1 g/t	2020 Phase 3
TTPC20-035	142.68	147.11	4.43	0.8	4.43m @ 0.8 g/t	2020 Phase 3
TTPC20-035	150.27	158.48	8.21	0.7	8.21m @ 0.7 g/t	2020 Phase 3
TTPC20-035	165	173.94	8.94	2.7	8.94m @ 2.7 g/t	2020 Phase 3
TTDD20-036	215	217.4	2.4	0.8	2.4m @ 0.8 g/t	2020 Phase 3
TTDD20-036	242.2	267	24.8	1.5	24.8m @ 1.5 g/t	2020 Phase 3
TTPC20-039	41	50	9	0.6	9m @ 0.6 g/t	2020 Phase 3
TTPC20-039	70	75	5	0.7	5m @ 0.7 g/t	2020 Phase 3
TTPC20-039	85	120	35	2.1	35m @ 2.1 g/t	2020 Phase 3
TTPC20-039	129.4	140	10.6	3.3	10.6m @ 3.3 g/t	2020 Phase 3
TTPC20-039	146.86	150.5	3.64	1.3	3.64m @ 1.3 g/t	2020 Phase 3
TTPC20-039	155	161.32	6.32	0.5	6.32m @ 0.5 g/t	2020 Phase 3
TTPC20-039	169.18	173.25	4.07	2.9	4.07m @ 2.9 g/t	2020 Phase 3
TTDD20-040	0	4	4	1.1	4m @ 1.1 g/t	2020 Phase 3

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TTDD20-040	130.2	132.8	2.6	1.1	2.6m @ 1.1 g/t	2020 Phase 3
TTDD20-040	142.7	153.3	10.6	1.6	10.6m @ 1.6 g/t	2020 Phase 3
TTDD20-040	156.6	159.7	3.1	0.4	3.1m @ 0.4 g/t	2020 Phase 3
TTDD20-040	170.8	188	17.2	1.3	17.2m @ 1.3 g/t	2020 Phase 3
TTPC20-041	71	107	36	1.9	36m @ 1.9 g/t	2020 Phase 3
TTPC20-041	113	115	2	10.7	2m @ 10.7 g/t	2020 Phase 3
TTDD20-044	181	186.7	5.7	1.6	5.7m @ 1.6 g/t	2020 Phase 3
TTDD20-044	189.8	202.3	12.5	3.2	12.5m @ 3.2 g/t	2020 Phase 3
TTDD20-044	207	228.6	21.6	2.3	21.6m @ 2.3 g/t	2020 Phase 3
TTPC20-045	123	125.37	2.37	1	2.37m @ 1.0 g/t	2020 Phase 3
TTPC20-045	136	156	20	1.5	20m @ 1.5 g/t	2020 Phase 3
TTPC20-045	171.85	182.44	10.59	3.2	10.59m @ 3.2 g/t	2020 Phase 3
TTPC20-045	191	195.23	4.23	4.4	4.23m @ 4.4 g/t	2020 Phase 3
TTPC20-047	30	34	4	0.6	4m @ 0.6 g/t	2020 Phase 3
TTDD20-049	1.2	8.2	7	0.7	7m @ 0.7 g/t	2020 Phase 3
TTDD20-049	189	200	11	1.4	11m @ 1.4 g/t	2020 Phase 3
TTDD20-049	205	210.4	5.4	2.3	5.4m @ 2.3 g/t	2020 Phase 3
TTDD20-049	225.18	248.5	23.32	1.8	23.32m @ 1.8 g/t	2020 Phase 3
TTDD20-049	259	280.9	21.9	2.7	21.9m @ 2.7 g/t	2020 Phase 3
TTDD20-049	286	314.4	28.4	1.5	28.4m @ 1.5 g/t	2020 Phase 3
TTDD20-049	318.4	322.3	3.9	3.1	3.9m @ 3.1 g/t	2020 Phase 3
TTDD20-050	163.5	173.6	10.1	6	10.1m @ 6.0 g/t	2020 Phase 3
TTRC20-051	0	2	2	8.4	2m @ 8.4 g/t	2020 Phase 3
TTRC20-051	58	62	4	0.5	4m @ 0.5 g/t	2020 Phase 3
TTRC20-051	69	74	5	0.7	5m @ 0.7 g/t	2020 Phase 3
TTDD20-052	94.7	97	2.3	1.2	2.3m @ 1.2 g/t	2020 Phase 3
TTDD20-052	117	139	22	1.4	22m @ 1.4 g/t	2020 Phase 3
TTDD20-052	146	174.1	28.1	2	28.1m @ 2.0 g/t	2020 Phase 3
TTDD20-052	182	198	16	1	16m @ 1.0 g/t	2020 Phase 3
TTDD20-052	203	251	48	2.3	48m @ 2.3 g/t	2020 Phase 3
TTDD20-052	272	275.28	3.28	0.7	3.28m @ 0.7 g/t	2020 Phase 3
TTDD20-054	231	233.2	2.2	2.5	2.2m @ 2.5 g/t	2020 Phase 3
TTDD20-054	240.4	249	8.6	0.8	8.6m @ 0.8 g/t	2020 Phase 3
TTDD20-054	269	272	3	0.6	3m @ 0.6 g/t	2020 Phase 3
TTDD20-055	1.4	8	6.6	0.7	6.6m @ 0.7 g/t	2020 Phase 3
TTDD20-055	196	202	6	1.1	6m @ 1.1 g/t	2020 Phase 3
TTDD20-055	268	277	9	0.9	9m @ 0.9 g/t	2020 Phase 3
TTDD20-055	307.5	315	7.5	0.6	7.5m @ 0.6 g/t	2020 Phase 3
TTDD20-055	319	323	4	0.7	4m @ 0.7 g/t	2020 Phase 3
TTDD21-059	79.8	84.2	4.4	0.7	4.4m @ 0.7 g/t	2020 Phase 3
TTDD21-059	164	170	6	0.7	6m @ 0.7 g/t	2020 Phase 3

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Notes:

1. Intervals indicated are not true widths as there is insufficient information to calculate true widths. However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

2. Intervals shaded gray were reported previously. See February 1, 2021 press release.

3. Intervals are calculated with the assumptions of >0.4 g/t and <4m of internal waste and displayed as weighted averages

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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